Dreyfus BASIC U.S. Mortgage Securities Fund

ANNUAL REPORT December 31, 2005



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus BASIC U.S. Mortgage Securities Fund, covering the 12-month period from January 1, 2005, through December 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's primary portfolio manager, Marc Seidner.

Most sectors of the taxable fixed-income marketplace shrugged off bad news and responded to more positive factors in 2005. Although short-term interest rates rose by 200 basis points due to eight consecutive increases by the Federal Reserve Board during the year, the yield of the 10-year U.S. Treasury security ended the year only 17 basis points higher than where it began. Analysts generally attribute the bond market's resilience to low inflation and robust investor demand, especially from overseas investors.

We expect the U.S. economy to continue its moderate expansion in 2006, while inflation should stay low and investor demand for income-producing securities should remain high. Risks in the new year include uncertainty regarding Fed policy under a new chairman and the possibility of continued turmoil in the automotive sector, including some of the corporate bond market's largest issuers.

As always, we encourage you to speak with your financial consultant about how these and other market forces may affect your investments. Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 17, 2006



DISCUSSION OF FUND PERFORMANCE

Marc Seidner, Portfolio Manager

How did Dreyfus BASIC U.S. Mortgage Securities Fund perform relative to its benchmark?

For the 12-month period ended December 31, 2005, the fund achieved a total return of 3.45% and provided aggregate income dividends of approximately $0.61.[1] In comparison, the fund's benchmark, the Lehman Brothers GNMA Index (the "Index"), achieved a total return of 3.21%.[2]

Like other sectors of the U.S. bond market, mortgage-backed securities were primarily influenced by rising short-term interest rates during 2005. However, the eroding effects of higher short-term interest rates were partly offset by low inflation expectations and robust investor demand, which kept bond prices relatively stable at the longer end of the maturity spectrum. The fund's return was slightly higher than that of the Index, which we attribute primarily to the success of our yield curve and security selection strategies.

What is the fund's investment approach?

The fund seeks to maximize total return consisting of capital appreciation and current income. The fund invests primarily in Government National Mortgage Association ("Ginnie Mae" or "GNMA") securities. The fund may also invest in other government agency securities, such as Fannie Maes, as well as U.S. Treasury securities, asset-backed securities and other privately issued mortgage-backed securities.

What other factors influenced the fund's performance?

The fund's performance was driven primarily by the remarkable stability of longer-term U.S. government securities during 2005. Despite a number of potentially adverse influences — including steady economic growth, soaring energy prices, the Gulf Coast hurricanes and eight consecutive increases in short-term interest rates from the

Federal Reserve Board (the "Fed") — long-term bond yields declined modestly over the course of the year, and prices rose slightly. In contrast, shorter-term bonds lost some of their value as the Fed raised short-term interest rates at each meeting of its Federal Open Market Committee in 2005, driving the overnight federal funds rate from 2.25% at the beginning of the year to 4.25% at the end in its ongoing effort to forestall inflationary pressures.

We attribute the resilience of long-term bond prices to investors' confidence in the Fed's inflation-fighting abilities as well as robust demand from foreign and domestic investors seeking competitive levels of income from high-quality securities. However, bond prices periodically showed signs of weakness during the reporting period, experiencing volatility amid evidence of stronger-than-expected economic growth, when investors would grow more concerned about a possible reacceleration of inflation.

We maintained a relatively conservative investment posture in this unusual market environment. For much of the year, we attempted to limit the fund's sensitivity to rising interest rates by setting its average duration in a range we considered shorter than industry averages. In addition, the fund benefited from its "barbell" yield-curve positioning early in the reporting period, in which holdings toward the longer end of the market's maturity range were counterbalanced by short-term holdings. This strategy enabled the fund to participate more fully in strength among longer-maturity securities while helping us manage interest rate-related risks.

By the fall, however, yield differences between shorter- and longer-term securities had narrowed well beyond historical norms. In response, we increased the fund's average duration toward the neutral range, and we moved away from the "barbell" structure toward a yield-curve strategy that was more "bulleted." We focused mainly on bonds with maturities between two and three years, which should begin to perform well as the Fed adopts a neutral stance on monetary policy. Because the yield curve had flattened, we did not believe the fund would be adequately compensated for assuming the risks that longer-term bonds typically entail.

From a security selection standpoint, we regarded traditional Ginnie Mae "pass-through" securities as richly valued for much of the year. Therefore, we allocated a portion of the fund's assets to higher yielding market sectors. For example, we increased the fund's holdings of Ginnie Mae project loans, high-quality commercial mortgages and asset-backed securities, which helped bolster the fund's returns. The fund also held a significant position in Treasury Inflation Protected Securities ("TIPS"), which benefited at times from increases in the Consumer Price Index stemming from sharply higher oil and gas prices.

What is the fund's current strategy?

We recently have seen evidence that the Fed may be nearing the end of its credit-tightening campaign, suggesting that a limited number of additional rate hikes may be expected in the first quarter of 2006. In anticipation of a transition from Fed tightening to a neutral monetary policy, we have maintained the fund's average duration in a range that we consider to be roughly in line with that of the benchmark. Although we have continued to look for opportunities among commercial mortgages, asset-backed securities and TIPS, we are aware that they have become more fully valued, and we are prepared to increase the fund's exposure to traditional "pass-through" mortgage-backed securities from Ginnie Mae and other U.S. government agencies. In our view, these are prudent strategies as the U.S. economy moves to the next phase of the cycle.

January 17, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Performance figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders would be given at least 90 days' notice if Dreyfus were to terminate or modify it. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers GNMA Index (unhedged) is an unmanaged, total return performance benchmark for the GNMA market consisting of 15- and 30-year fixed-rate securities backed by mortgage pools of the Government National Mortgage Association.*

FUND PERFORMANCE



Dreyfus BASIC U.S. Mortgage Securities Fund ——————
Lehman Brothers GNMA Index† ▪▪▪▪▪

$18,237
$17,716

Years Ended 12/31

Comparison of change in value of $10,000 investment in Dreyfus BASIC U.S. Mortgage Securities Fund and the Lehman Brothers GNMA Index

Average Annual Total Returns *as of 12/31/05*

	1 Year	5 Years	10 Years
Fund	**3.45%**	**5.24%**	**5.89%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus BASIC U.S. Mortgage Securities Fund on 12/31/95 to a $10,000 investment made in the Lehman Brothers GNMA Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is an unmanaged, unhedged total return performance benchmark for the GNMA market, consisting of 15- and 30-year fixed-rate GNMA securities backed by mortgage pools of the Government National Mortgage Association. All issues have at least one year to maturity and an outstanding par value of at least $100 million. The Index does not take into account charges, fees and other expenses. These factors can contribute to the Index potentially outperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC U.S. Mortgage Securities Fund from July 1, 2005 to December 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2005

Expenses paid per $1,000†	$ 3.29
Ending value (after expenses)	$1,008.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2005

Expenses paid per $1,000†	$ 3.31
Ending value (after expenses)	$1,021.93

† *Expenses are equal to the fund's annualized expense ratio of .65%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2005

Bonds and Notes—97.4%	Principal Amount ($)		Value ($)
U.S. Government Agencies/Mortgage-Backed—90.7%			
Government National Mortgage Association I:			
5%	43,223,000	a	42,655,482
5%, 11/15/2033-1/15/2034	948,968		938,142
5.5%	1,000,000	a	1,006,250
5.5%, 6/15/2020-9/15/2035	53,288,810		53,676,864
6%	13,791,000	a	14,114,123
6%, 10/15/2019-12/15/2033	3,807,820		3,905,303
6.5%, 10/15/2010-9/15/2031	53,205		55,408
7%, 1/15/2024-2/15/2024	170,995		180,132
7.5%, 12/15/2023	21,150		22,406
8%, 4/15/2008-12/15/2022	602,801		637,517
8.5%, 11/15/2019-3/15/2022	79,278		86,190
9%, 11/15/2019-11/15/2022	26,116		28,515
9.5%, 9/15/2019-10/15/2020	15,892		17,579
Ser. 2004-39, Cl. LC, 5.5%, 12/20/2029	5,055,000		5,089,662
Ser. 2005-29, Cl. A, 4.016%, 7/16/2027	961,450		935,991
Ser. 2005-32, Cl. B, 4.385%, 8/16/2030	1,000,000		981,250
Ser. 2005-34, Cl. A, 3.956%, 9/16/2021	856,723		838,333
Ser. 2005-42, Cl. A, 4.045%, 7/16/2020	2,073,991		2,030,711
Ser. 2005-59, Cl. A, 4.388%, 5/16/2023	780,556		768,348
			127,968,206
Government National Mortgage Association II:			
4.375%, 4/20/2030	564,251	b	568,054
4.5%, 7/20/2030-8/20/2030	292,262	b	292,750
5%, 9/20/2033-7/20/2035	12,629,155		12,425,314
5.5%, 1/20/2034-9/20/2035	10,858,811		10,909,630
6%, 6/20/2035-12/20/2035	18,807,784		19,224,940
6.5%, 6/20/2031-7/20/2031	984,369		1,022,198
7%, 12/20/2027-8/20/2031	1,692,810		1,767,168
9%, 1/20/2020-7/20/2025	47,095		51,485
9.5%, 9/20/2021-12/20/2021	23,522		25,997
			46,287,536
Federal Home Loan Mortgage Corp. Stripped Security, Interest Only Class, Ser. 1987, Cl. PI, 7%, 9/15/2012	100,035	c	**12,235**
Federal National Mortgage Association:			
5%, 1/1/2018-4/1/2020	4,121,181		4,079,718
6%	10,775,000	a	11,007,309
Ser. 2002-55, Cl. GD, 5.5%, 11/25/2015	154,272		154,190
			15,241,217
Total U.S. Government Agencies/Mortgage-Backed			**189,509,194**

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Asset-Backed Ctfs.-Home Equity—.8%		
Equivantage Home Equity Loan Trust, Ser. 1996-2, Cl. A4, 8.05%, 2027	1,266,699	1,263,656
Long Beach Asset, Ser. 2004-6, Cl. N1, 4.5%, 2034	302,690 [d]	302,232
		1,565,888
Residential Mortgage Pass-Through Ctfs.—4.2%		
Countrywide Home Loan Mortgage Pass-Through Trust, Ser. 2002-19, Cl. B1, 5.95%, 2032	914,396 [b]	917,987
First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1, 6.25%, 2034	3,144,371	3,184,441
GMAC Mortgage Corporation Loan Trust, Ser. 2004-J1, Cl. M3, 5.5%, 2034	1,370,696	1,275,638
GSR Mortgage Loan Trust, Ser. 2004-12, Cl. 2A2, 3.554%, 2034	2,602,819 [b]	2,560,061
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5, 5.159%, 2035	575,000	561,091
Ocwen Residential MBS, Ser. 1998-R1, Cl. B1, 7%, 2040	334,599 [d]	338,202
		8,837,420
U.S. Government—1.7%		
U.S. Treasury Inflation Protected Securities, 1.625%, 1/15/2015	3,494,586 [e]	3,368,573
U.S. Treasury Notes, 3.5%, 8/15/2009	225,000 [f]	218,522
		3,587,095
Total Bonds and Notes (cost $204,171,689)		**203,499,597**

Other Investment—.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,620,000)	1,620,000 [g]	**1,620,000**

Short-Term Investments—34.3%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
3.56%, 1/19/2006	1,000,000	998,250
3.79%, 1/26/2006	30,000,000	29,925,600

Short-Term Investments (continued)	Principal Amount ($)	Value ($)
U.S. Treasury Bills (continued):		
3.88%, 2/9/2006	3,000,000	2,988,240
3.92%, 2/16/2006	3,000,000	2,986,020
3.87%, 3/16/2006	5,000,000	4,960,950
3.87%, 3/30/2006	22,000,000	21,793,640
3.98%, 4/6/2006	8,000,000	7,917,648
Total Short-Term Investments (cost $71,558,757)		**71,570,348**
Total Investments (cost $277,350,446)	**132.5%**	**276,689,945**
Liabilities, Less Cash and Receivables	**(32.5%)**	**(67,814,033)**
Net Assets	**100.0%**	**208,875,912**

a   Purchased on a forward commitment basis.

b   Variable rate security—interest rate subject to periodic change.

c   Notional face amount shown.

d   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2005, these securities amounted to $640,434 or .3% of net assets.

e   Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

f   Held by a broker as collateral for open financial futures positions.

g   Investment in affiliated money market mutual fund.

Portfolio Summary†

	Value (%)		Value (%)
U.S. Government & Agencies	92.4	Asset/Mortgage Backed	5.0
Short-Term/		Futures	.0
Money Market Investments	35.1		**132.5**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

December 31, 2005

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 12/31/2005 ($)
Financial Futures Short				
U.S. Treasury 10 Year Notes	41	4,485,656	March 2006	**(32,922)**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments		
Unaffiliated issuers	275,730,446	275,069,945
Affiliated issuers	1,620,000	1,620,000
Cash		36,374
Dividends and interest receivable		847,420
Receivable for shares of Beneficial Interest subscribed		87,589
Receivable for investment securities sold		83,267
Receivable for futures variation margin–Note 4		7,126
Prepaid expenses		18,172
		277,769,893
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		108,273
Payable for investment securities purchased		68,342,284
Payable for shares of Beneficial Interest redeemed		358,545
Accrued expenses		84,879
		68,893,981
Net Assets ($)		**208,875,912**
Composition of Net Assets ($):		
Paid-in capital		215,280,100
Accumulated undistributed investment income–net		97,334
Accumulated net realized gain (loss) on investments		(5,808,099)
Accumulated net unrealized appreciation (depreciation) on investments [including ($32,922) net unrealized (depreciation) on financial futures]		(693,423)
Net Assets ($)		**208,875,912**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		13,995,912
Net Asset Value, offering and redemption price per share ($)		**14.92**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2005

Investment Income ($):	
Income:	
Interest	9,067,152
Dividends;	
Affiliated issuers	146,462
Income from securities lending	372
Total Income	**9,213,986**
Expenses:	
Management fee–Note 3(a)	1,335,447
Shareholder servicing costs–Note 3(b)	212,060
Professional fees	50,934
Trustees' fees and expenses–Note 3(c)	35,663
Custodian fees–Note 3(b)	27,959
Prospectus and shareholders' reports	22,550
Registration fees	15,549
Interest expense–Note 2	2,938
Miscellaneous	25,528
Total Expenses	**1,728,628**
Less–reduction in management fee due to undertaking–Note 3(a)	(278,956)
Net Expenses	**1,449,672**
Investment Income–Net	**7,764,314**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(4,044,313)
Net realized gain (loss) on financial futures	969,711
Net realized gain (loss) on options transactions	24,558
Net Realized Gain (Loss)	**(3,050,044)**
Net unrealized appreciation (depreciation) on investments and options transactions [including ($385,961) net unrealized (depreciation) on financial futures]	2,718,081
Net Realized and Unrealized Gain (Loss) on Investments	**(331,963)**
Net Increase in Net Assets Resulting from Operations	**7,432,351**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2005	2004
Operations ($):		
Investment income–net	7,764,314	10,352,311
Net realized gain (loss) on investments	(3,050,044)	(23,375)
Net unrealized appreciation (depreciation) on investments	2,718,081	(3,501,755)
Net Increase (Decrease) in Net Assets Resulting from Operations	**7,432,351**	**6,827,181**
Dividends to Shareholders from ($):		
Investment income–net	(9,036,850)	(11,515,666)
Net realized gain on investments	–	(2,519,769)
Total Dividends	**(9,036,850)**	**(14,035,435)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	15,962,167	25,900,358
Dividends reinvested	8,069,218	12,412,302
Cost of shares redeemed	(45,571,313)	(58,346,039)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(21,539,928)**	**(20,033,379)**
Total Increase (Decrease) in Net Assets	**(23,144,427)**	**(27,241,633)**
Net Assets ($):		
Beginning of Period	232,020,339	259,261,972
End of Period	**208,875,912**	**232,020,339**
Undistributed investment income–net	97,334	70,973
Capital Share Transactions (Shares):		
Shares sold	1,062,641	1,694,325
Shares issued for dividends reinvested	537,405	815,538
Shares redeemed	(3,037,691)	(3,834,068)
Net Increase (Decrease) in Shares Outstanding	**(1,437,645)**	**(1,324,205)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	15.03	15.47	15.62	15.25	14.97
Investment Operations:					
Investment income—net [a]	.52	.64	.53	.63	.85
Net realized and unrealized gain (loss) on investments	(.02)	(.22)	.01	.70	.30
Total from Investment Operations	.50	.42	.54	1.33	1.15
Distributions:					
Dividends from investment income—net	(.61)	(.71)	(.60)	(.68)	(.87)
Dividends from net realized gain on investments	–	(.15)	(.09)	(.28)	–
Total Distributions	(.61)	(.86)	(.69)	(.96)	(.87)
Net asset value, end of period	14.92	15.03	15.47	15.62	15.25
Total Return (%)	3.45	2.81	3.54	8.87	7.70
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.78	.81	.84	.82	.87
Ratio of net expenses to average net assets	.65	.66	.68	.65	.65
Ratio of net investment income to average net assets	3.49	4.20	3.40	4.06	5.62
Portfolio Turnover Rate	507.25[b]	538.15[b]	558.50[b]	557.74	568.70
Net Assets, end of period ($ x 1,000)	208,876	232,020	259,262	272,455	160,347

[a] Based on average shares outstanding at each month end.

[b] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended December 31, 2005, December 31, 2004 and December 31, 2003 were 128.23%, 254.55% and 136.96%, respectively.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC U.S. Mortgage Securities Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective seeks to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures and options) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $99,143, accumulated capital losses $4,354,588 and unrealized depreciation $662,391. In addition, the fund had $1,486,352 of capital losses realized after October 31, 2005, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2005. If not applied, $817,973 of the carryover expires in fiscal 2012 and $3,536,615 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2005 and December 31, 2004 were as follows: ordinary income $9,036,850 and $14,035,435, respectively.

During the period ended December 31, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for paydown gains and losses on mortgage-backed securities, the fund increased accumulated undistributed investment income–net by $1,298,897 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the leveraging arrangement during the period ended December 31, 2005 was approximately $95,900, with a related weighted average annualized interest rate of 3.06%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken until such time as they give shareholders at least 90 days' notice to the contrary, if the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, but including the management fee, exceed an annual rate of .65% of the value of the fund's average daily net assets, the fund may deduct from the payments to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The reduction in management fee, pursuant to the undertaking, amounted to $278,956 during the period ended December 31, 2005.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended December 31, 2005, the fund was charged $89,323 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2005, the fund was charged $78,266 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended December 31, 2005, the fund was charged $27,959 pursuant to the custody agreement.

During the period ended December 31, 2005, the fund was charged $3,762 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $106,832, custodian fees $15,990, chief compliance officer fees $1,858 and transfer agency per account fees $6,700, which are offset against an expense reimbursement currently in effect in the amount of $23,107.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures and options transactions, during the period ended December 31, 2005, amounted to $1,166,907,156 and $1,250,072,885, respectively, of which $871,928,281 in purchases and $873,432,100 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at December 31, 2005, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following summarizes the fund's call/put options written for the period ended December 31, 2005:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated Cost ($)	Net Realized Gain ($)
Contracts outstanding December 31, 2004	–	–		
Contracts written	24,710,000	83,792		
Contracts terminated:				
Contracts closed	15,600,000	32,906	8,348	24,558
Contracts expired	9,110,000	50,886	–	50,886
Total contracts terminated	24,710,000	83,792	8,348	75,444
Contracts outstanding December 31, 2005	**–**	**–**		

At December 31, 2005, the cost of investments for federal income tax purposes was $277,352,336; accordingly, accumulated net unrealized depreciation on investments was $662,391, consisting of $987,842 gross unrealized appreciation and $1,650,233 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus BASIC U.S. Mortgage Securities Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus BASIC U.S. Mortgage Securities Fund, including the statements of investments and financial futures, as of December 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of December 31, 2005 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus BASIC U.S. Mortgage Securities Fund at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U. S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 8, 2006

IMPORTANT TAX INFORMATION (Unaudited)

The fund designates 100% of ordinary income dividends paid during the fiscal year ended December 31, 2005 as qualifying "interest related dividends."

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

Gordon J. Davis (64)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 26

David P. Feldman (66)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 58

Lynn Martin (66)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Advisor to the international accounting firm of Deloitte & Touche, LLP and Chair to its Council for the Advancement of Women

Other Board Memberships and Affiliations:
• SBC Communications, Inc., Director
• Ryder System, Inc., a supply chain and transportation management company, Director
• The Proctor & Gamble Co., a consumer products company, Director
• Constellation Energy Group, Director
• Member of the Council of Foreign Relations

No. of Portfolios for which Board Member Serves: 11

Daniel Rose (76)
Board Member (1992)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic–American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 22

———————————

Philip L. Toia (72)
Board Member (1997)

Principal Occupation During Past 5 Years:
• Retired

No. of Portfolios for which Board Member Serves: 11

———————————

Sander Vanocur (77)
Board Member (1992)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 22

———————————

Anne Wexler (75)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 36

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Eugene McCarthy, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus BASIC
U.S. Mortgage
Securities Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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